Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated March 28, 2011
Relating to Preliminary Prospectus dated November 12, 2010
Registration No. 333-169943

50,000,000 Shares of Common Stock

FREE WRITING PROSPECTUS

This Free Writing Prospectus relates only to the securities described above and should only be read together with the preliminary prospectus, dated November 12, 2010, included in the Registration Statement on Form S-3 (Registration No. 333-169943), and the preliminary prospectus supplement, dated March 21, 2011, in each case relating to these securities.

Acquisition Proposal

On March 28, 2011, Starwood Property Trust, Inc. (“Starwood”) delivered a written proposal to the Board of Directors (the “Board”) of CreXus Investment Corp. (the “Company”) to acquire all of the outstanding common stock of the Company (the “Proposal”). A copy of the Proposal is attached to this Free Writing Prospectus as Exhibit A.

On March 28, 2011, the Company issued a press release announcing that it was considering the Proposal. Later on March 28, 2011, the Company issued a press release that its Board had rejected the Proposal. Copies of both press releases issued by the Company are attached hereto as Exhibits B and C, respectively.

After the Company issued its press release announcing that the Board had rejected the Proposal, Starwood issued a press release confirming that the Proposal would be withdrawn if the Company priced its current equity offering.

In addition, the Company is hereby providing the following additional risk factor relating to the Proposal for the purpose of updating the risk factor disclosure contained in the Prospectus Supplement dated March 21, 2011 and the Company’s periodic reports pursuant to the Securities Exchange Act of 1934, as amended.

Starwood’s offer creates certain risks for our equity investors.

Starwood’s unsolicited offer to acquire us and our board’s decision to decline that offer creates certain risks for current and future investors in our common stock. Our board’s decision to decline the offer may be negatively received by our existing shareholders, which could result in negative consequences for us and have an adverse effect on our future stock price. It is possible that we end up in protracted interactions with Starwood, which could be costly and could divert our management’s time and attention from the operation of our business. Further, investors should not assume that Starwood’s offer is an indication that it, or any other party, will seek to acquire us in the future, and investors should not ascribe incremental value to our shares as a result of the Starwood offer.

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS: 0001467027.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING CREDIT SUISSE SECURITIES (USA) LLC, ATTENTION: PROSPECTUS DEPARTMENT, ONE MADISON AVENUE, NEW YORK, NEW YORK 10010, OR BY CALLING 1-800-221-1037; OR BARCLAYS CAPITAL INC., C/O BROADRIDGE FINANCIAL SOLUTIONS, 1155 LONG ISLAND AVENUE, EDGEWOOD, NY 11717, OR BY CALLING 1-888-603-5847; OR BOFA MERRILL LYNCH, ATTENTION: PROSPECTUS DEPARTMENT, 4 WORLD FINANCIAL CENTER, NEW YORK, NEW YORK 10080, OR BY CALLING 1-212-449-1000; OR DEUTSCHE BANK SECURITIES, ATTENTION: PROSPECTUS DEPARTMENT, 100 PLAZA ONE, JERSEY CITY, NEW JERSEY 07311, OR BY CALLING 1-800-503-4611.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

2

Exhibit A

March 28, 2011

Sent Via Fax

Board of Directors
CreXus Investment Corp.
1211 Avenue Of The Americas Suite 2902
New York, NY 10036

Ladies and Gentlemen:

          Starwood Property Trust, Inc. (“Starwood”) is pleased to submit this unconditional offer to acquire all of the outstanding shares of common stock of CreXus Investment Corp. (“CreXus”) for $14.00 per share, based on a fixed exchange ratio of 0.61 shares of Starwood common stock per share of CreXus common stock.

          We believe that the proposed transaction is an extremely attractive alternative for CreXus that enables CreXus shareholders to continue their investment in this asset class through the combination of our two companies. Specifically, our offer:

  Represents a 17% premium to CreXus’ shares (based on both companies’ closing price as of March 25, 2011)

  Represents a premium to virtually all of CreXus’ trading prices since its initial public offering

  CreXus shareholders will earn a higher dividend following the consummation of the transaction

  Creates a larger combined entity (which will be the largest U.S. commercial mortgage REIT by equity market capitalization), with a more diversified portfolio of assets and the financial scale to obtain attractive entity level financing

  Offers enhanced liquidity to Crexus shareholders

  Creates additional value for shareholders from cost synergies of scale and duplicative public company costs

  Transaction intended to qualify as a tax-free exchange for CreXus shareholders

          We would also emphasize that CreXus’ scale and orientation to purchasing debt, as opposed to having an origination platform, have caused its shares to historically trade at a discount to book value. Starwood has increased dividends to its shareholders in every quarter since its formation in August 2009.

591 West Putnam Avenue
Greenwich, CT 06830
Telephone: 203.422.8100
www.starwoodpropertytrust.com

          For all the above reasons, we believe the proposed transaction is a materially superior alternative to CreXus’s standalone prospects, particularly given the financial impact of the dilutive equity financing that CreXus is currently pursuing in connection with its agreement to acquire a portfolio of real estate assets from Barclays Capital Real Estate Inc. and Barclays Capital Real Estate Finance Inc. (together, “Barclays”). Our proposal is contingent upon CreXus suspending its current equity offering. We are potentially supportive of the Barclays transaction and intend to help CreXus honor its obligations, if possible, but believe there are alternative financing options that would not take the form of a dilutive issuance of CreXus stock. With respect to the Barclays transaction, we could complete diligence in less than five business days. However, our offer for CreXus is not contingent upon the consummation of the Barclays transaction.

          We intend to implement the proposed transaction so that CreXus would become a wholly owned subsidiary of Starwood. Our desire is to achieve this result through a transaction that is supported by the CreXus board and we are prepared to immediately enter into customary definitive documentation.

          Given our extensive experience and knowledge of CreXus we are confident we can complete the proposed transaction in an expedited manner. Our proposal is not subject to diligence or any financing condition, and we are not aware of any material governmental or third party approvals or filings that would be required to consummate the transaction. This proposal has the full support of our Board of Directors and will not require a vote of our shareholders. We have also engaged Citigroup Global Markets Inc. as financial advisor and Wachtell, Lipton, Rosen & Katz as legal advisor for the proposed transaction.

          We welcome the opportunity to meet with the CreXus board and/or its advisors as soon as possible to discuss our proposal.

          In light of the significance of this proposal to your shareholders and the expected timing of your dilutive offering, and because we wish to be sure that your shareholders are fully informed about the proposal we are making, we intend to publicly release the text of this letter by 11 am New York time if we do not hear from you sooner.

          We look forward to your response.

Sincerely,

/s/ Barry S. Sternlicht

Barry S. Sternlicht
Chairman and Chief Executive Officer

Exhibit B

CreXus Investment Corp. Releases
Statement with regard to the offer of
Starwood Property Trust, Inc.

NEW YORK--(BUSINESS WIRE <http://www.businesswire.com/>)-- On Monday March 28, the Board of Directors of CreXus Investment Corp. (NYSE) received an unsolicited offer from Starwood Property Trust to acquire the outstanding shares of CreXus. CreXus made the following statement with regard to the offer: “CreXus currently is in the process of making an equity offering for the purpose of completing the previously announced acquisition of approximately $586 million of real estate assets from Barclays Capital Real Estate Finance Inc. The Starwood proposal is contingent upon our suspending that equity offering, which would prevent CreXus from fulfilling one of the conditions to the Barclays transaction. We have not suspended our equity offering.

“The CreXus Board is evaluating the Starwood offer, both with regard to whether there would be any interest in pursuing a transaction with Starwood, and in light of the issues the Starwood proposal would pose with regard to the Barclays transaction.” This news release and our public documents to which we refer contain or incorporate by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements which are based on various assumptions (some of which are beyond our control) may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may,” “would,” “will” or similar expressions, or variations on those terms or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, our business and strategy; our projected financial and operating results; our ability to obtain and maintain financing arrangements and the terms of those arrangements; financing and advance rates for our targeted assets; general volatility of the markets in which we acquire assets; the implementation, timing and impact of, and changes to, various government programs; our expected assets; changes in the value of our assets; market trends in our industry, interest rates, the debt securities markets or the general economy; rates of default or decreased recovery rates on our assets; our continuing or future relationships with third parties; prepayments of the mortgage and other loans underlying our mortgage-backed or other asset-backed securities; the degree to which our hedging strategies may or may not protect us from interest rate volatility; changes in governmental regulations, tax laws, accounting guidance, and rates and similar matters; our ability to maintain our qualification as a REIT for U.S. federal income tax purposes; our ability to maintain our exemption from registration under the Investment Company Act of 1940, as amended; the availability of opportunities in real estate-related and other securities; the availability of qualified personnel; estimates relating to our ability to make distributions to our stockholders in the future; our understanding of our competition; interest rate mismatches between our assets and our borrowings used to finance purchases of such assets; changes in interest rates and mortgage prepayment rates; the effects of interest rate caps on our adjustable-rate mortgage-backed securities; our and the seller’s ability to close the planned acquisition, including satisfying all closing conditions; the composition of our assets following the closing of the planned acquisition, including our ability to close the acquisition with the assets and in the manner contemplated; our ability to integrate the newly acquired assets into our existing portfolio; and our ability to realize our expectations of the advantages of acquiring the assets in the planned acquisition. For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see “Risk Factors” in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q. We do not undertake, and specifically disclaim all obligations, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Contacts
CreXus Investment Corp.
Investor Relations, 646-829-0159

Exhibit C

PRESS RELEASE

NYSE: CXS

CREXUS INVESTMENT CORP.

1211 Avenue of the Americas

Suite 2902

New York, New York 10036

FOR IMMEDIATE RELEASE

CreXus Investment Corp. Board of Directors Votes to Reject Offer of Starwood Property Trust,
Inc. and Proceed With Equity Offerings

March 28, 2011, New York, New York – The Board of Directors of CreXus Investment Corp. (NYSE: CXS) announced today that after evaluating the unsolicited offer from Starwood Property Trust, Inc. to acquire the outstanding shares of CreXus, it voted to reject the offer. As previously announced, CreXus is proceeding with its common stock offerings, the proceeds of which will be used primarily to fund the acquisition of a portfolio of approximately $586 million of commercial real estate assets from Barclays Capital Real Estate Finance Inc.

This news release and our public documents to which we refer contain or incorporate by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements which are based on various assumptions (some of which are beyond our control) may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may,” “would,” “will” or similar expressions, or variations on those terms or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, our business and strategy; our projected financial and operating results; our ability to obtain and maintain financing arrangements and the terms of those arrangements; financing and advance rates for our targeted assets; general volatility of the markets in which we acquire assets; the implementation, timing and impact of, and changes to, various government programs; our expected assets; changes in the value of our assets; market trends in our industry, interest rates, the debt securities markets or the general economy; rates of default or decreased recovery rates on our assets; our continuing or future relationships with third parties; prepayments of the mortgage and other loans underlying our mortgage-backed or other asset-backed securities; the degree to which our hedging strategies may or may not protect us from interest rate volatility; changes in governmental regulations, tax laws, accounting guidance, and rates and similar matters; our ability to maintain our qualification as a REIT for U.S. federal income tax purposes; our ability to maintain our exemption from registration under the Investment Company Act of 1940, as amended; the availability of opportunities in real estate-related and other securities; the availability of qualified personnel; estimates relating to our ability to make distributions to our stockholders in the future; our understanding of our competition; interest rate mismatches between our assets and our borrowings used to finance purchases of such assets; changes in interest rates and mortgage prepayment rates; the effects of interest rate caps on our adjustable-rate mortgage-backed securities; our and the seller’s ability to close the planned acquisition, including satisfying all closing conditions; the composition of our assets following the closing of the planned acquisition, including our ability to close the acquisition with the assets and in the manner contemplated; our ability to integrate the newly acquired assets into our existing portfolio; and our ability to realize our expectations of the advantages of acquiring the assets in the planned acquisition. For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see “Risk Factors” in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q. We do not undertake, and specifically disclaim all obligations, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

CONTACT: CreXus Investment Corp.

Investor Relations, 646-829-0159